Results of November 11, 2004 shareholder meeting
(Unaudited)

A special meeting of shareholders of the trust and of the fund was held on November 11, 2004. At the meeting, each of the nominees for Trustees was elected with all funds of the trust voting together as a single class, as follows:

	    	 Votes		Votes
		for		withheld
Jameson A. Baxter		2,821,702,713		1,804,084
Charles B. Curtis		2,821,685,965		1,820,832
Myra R. Drucker		2,821,795,973		1,710,824
Charles E. Haldeman, Jr.		2,821,791,277		1,715,520
John A. Hill		2,821,712,751		1,794,046
Ronald J. Jackson*		2,821,725,213		1,781,584
Paul L. Joskow		2,821,743,946		1,762,851
Elizabeth T. Kennan		2,821,709,111		1,797,686
John H. Mullin, III		2,821,728,716		1,778,081
Robert E. Patterson		2,821,746,869		1,759,928
George Putnam, III		2,821,717,761		1,789,036
A.J.C. Smith+		2,821,699,481		1,807,316
W. Thomas Stephens		2,821,743,102		1,763,695
Richard B. Worley		2,821,828,187		1,678,610

A proposal to amend the trusts Agreement and Declaration of Trust to permit the fund to satisfy redemption requests other than in cash was approved with all funds of the trust voting together as a single class, as follows:

	Votes	Votes
	for	against		Abstentions
	2,810,676,404	1,548,589		11,281,804


A proposal to amend the funds fundamental investment restriction with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was approved as follows:

	Votes	Votes
	for	against		Abstentions
	5,678,486	240,896		1,606,332

A proposal to amend the funds fundamental investment restriction with respect to senior securities to clarify that permitted securities loans are not prohibited was approved as follows:

	Votes	Votes
	for	against		Abstentions
	5,520,737	362,267		1,642,710

*Mr. Jackson retired from the Board of Trustees on June 10, 2005.
+Mr. Smith retired from the Board of Trustees on January 14,
2005.
All tabulations are rounded to the nearest whole number.